June 22, 2005

via U.S. mail and facsimile to (801) 984-0231

Dennis P. Gauger
Chief Financial Officer
Nevada Chemicals, Inc.
9149 So. Monroe Plaza Way, Suite B
Sandy, UT 84070

      RE:	Nevada Chemicals, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 18, 2005
      File No. 0-10634

Dear Mr. Gauger:

      We have reviewed your response letter dated June 7, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004

Financial Statements

Note 7.  Income Taxes, page F-13

1.	We have reviewed your response to prior comment 8 in our
letter
dated May 9, 2005. Please confirm our understanding that the deferred tax assets arising from foreign tax and other credit carryforwards relate to the income tax amounts accrued for resolution of the audit by the CCRA, as disclosed in note 14. If so, please explain why, if these accruals meet the "probable" criterion in paragraph 8.a of SFAS No. 5, the realization of the resulting deferred tax asset does not meet the lower threshold of "more likely than not" in paragraph 17.e of SFAS No. 109. As part of your response, please tell us how the expiration dates of the tax credits compare to your estimates regarding the length of time for CCRA to complete the audit. In addition, in future filings, please revise your disclosures to clarify:

* that the foreign tax and other credit carryforwards are comprised primarily of estimated foreign tax credits projected to result from the final settlement and payment of income taxes in Canada.

* that the realization of these deferred tax assets depends on the results of the CCRA audit process discussed in note 14 and the expiration date of these tax credits.

* the expiration date of these tax credits, pursuant to paragraph
48
of SFAS No. 109.

Cyanco Company Financial Statements

Note 2.  Acquisition, page 7

2.	We note your response to prior comment 10 in our letter dated
May 9, 2005. We do not understand your basis in GAAP for charging amounts in excess of the minimum revenue sharing amount of
$900,000
to cost of sales. In future filings, please recognize these excess amounts as part of the cost of the acquisition, as required by paragraph 28 of SFAS No. 141. Separately, please test for impairment as required by SFAS No. 142 and SFAS No. 144, when indicators suggest that the carrying amount of the acquired property, equipment, and customer relationships is not recoverable.

Note 5.  Intangible Assets, page 10

3.	We have reviewed your response to prior comment 11 in our
letter
dated May 9, 2005.  Please note that potential competitive harm that
may arise from disclosure of the facts and circumstances leading to
the impairment of your customer-related intangible is not a
sufficient reason for not complying with GAAP.   Please show us
your
proposed disclosures to comply with paragraph 46.a of SFAS No. 142 in future filings. In addition, in your management`s discussion and analysis, please disclose known trends and uncertainties related to your customer`s negotiations on Cyanco`s revenues and your net income, in light of Cyanco`s significant dependence on customers, as disclosed on page 2. See Item 303(a)(3)(ii) of Regulation S-K. Please also show us what these disclosures will look like.









*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743 or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief
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Mr. Dennis P. Gauger
Nevada Chemicals, Inc.
June 22, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE